Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CF Industries Holdings, Inc.:

We consent to the use of our reports dated February 26, 2015, except as to Notes 1, 2, 5, and 9 as to which date is December 15, 2015, with respect to the consolidated balance sheets of CF Industries Holdings, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP

Chicago, Illinois
December 23, 2015